UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Integrated Environmental Technologies, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

639048 10 7

(CUSIP Number)

E. Wayne Kinsey, III
2801 Post Oak Blvd., Suite 400
Houston, Texas 77056
(713) 986-2500

with a copy to:

Barry Davis
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
(713) 654-8111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:

Benchmark Performance Group, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 75-2140139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,000,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		15,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS:

E. Wayne Kinsey, III
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,000,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		15,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Integrated Environmental Technologies, Ltd., a Nevada corporation (“IET”).  IET’s principal executive offices are located at 4235 Commerce, Street Little River, South Carolina 29566.

Item 2.  Identity and Background.

This statement represents the joint filing of Benchmark Performance Group, Inc., a Texas corporation (“Benchmark”), and E. Wayne Kinsey, III, an individual shareholder of Benchmark (“Mr. Kinsey”; and collectively, the “Reporting Persons”).

(a)
Benchmark is a Texas corporation.  The name, business address and present principal occupation or employment of each of Benchmark’s executive officers and directors are set forth on Schedule A hereto and incorporated herein by reference.

Mr. Kinsey, an individual, is a United States citizen, and is the President, Chief Executive Officer and a 81.4% controlling shareholder of Benchmark.

(b)	The address of the Reporting Persons is 2801 Post Oak Blvd., Suite 400, Houston, Texas 77056.

(c)	The principal business of Benchmark is developing and supplying specialty chemicals for the oil well pressure pumping services industry.

Mr. Kinsey is employed by Benchmark.

(d)
During the last five years, the Reporting Persons have not, and to the knowledge of Benchmark, none of the persons listed on Schedule A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not, and to the knowledge of Benchmark, none of the persons listed on Schedule A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kinsey is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds required by Benchmark to acquire the common stock pursuant to the Acquisition Agreement  (as defined and described in the response to Item 4) was $3,500,000 (the “Purchase Price”).  Benchmark has used its working capital to fund the investment.

Item 4.  Purpose of Transaction.

On June 20, 2007, Benchmark entered into a stock acquisition agreement with IET, pursuant to which Benchmark agreed to acquire 35,000,000 shares (the “Shares”) of common stock at a price of ($0.10) per share (the “Acquisition Agreement”).  Pursuant to the terms of the Acquisition Agreement, IET and Benchmark simultaneously entered into an Exclusive License and Distribution Agreement (“Distribution Agreement”) pursuant to which Benchmark was granted the exclusive, world-wide right, license and authority to market, sell and distribute for use in the manufacture of fluids and solution for use in Oilfield Applications (as defined in the Distribution Agreement) (i) the existing and any new EcaFlo® ECA units manufactured by IET (“ECA Equipment”), (ii) electrolytic (replacement) cells used in the ECA Equipment, (iii) all components, replacement parts and other materials necessary to service, repair and maintain any ECA Equipment sold to and/or through Benchmark, (iv) the anolyte and catholyte solutions (“EcaFlo® Solutions”) produced by the ECA Equipment developed by IET.  The purpose of this transaction was to (i) insure that Benchmark could remain closely involved in future ECA Equipment developments relating to Oilfield Application uses for ECA Equipment and EcaFlo® Solutions, and (ii) participate, as an investor, in the development and deployment of ECA Equipment for other markets. The Purchase Price will be paid in seven (7) installments as listed below:

•
First Installment – The previously invoiced $312,000 to Benchmark for the purchase of 6 EcaFlo® Model C-104 units shall be converted to an equity investment toward the purchase of 5,000,000 Shares band applied to the Purchase Price.

•	Second Installment – Within three days of the execution of the Acquisition Agreement, Benchmark paid IET $188,000. Upon receipt of the second installment, IET issued 5,000,000 Shares to Benchmark.

•	Third Installment – On or before October 31, 2007, Benchmark will pay to IET $500,000. Upon receipt of the third installment, IET will issue an additional 5,000,000 Shares to Benchmark.

•	Fourth Installment – On or before April 30, 2008, Benchmark will pay to IET $500,000. Upon receipt of the fourth installment, IET will issue an additional 5,000,000 Shares to Benchmark.

•	Fifth Installment – On or before October 31, 2008, Benchmark will pay to IET $500,000. Upon receipt of the fifth installment, IET will issue an additional 5,000,000 Shares to Benchmark.

•	Sixth Installment – On of before April 30, 2009, Benchmark will pay to IET $500,000. Upon receipt of the sixth installment, IET will issue an additional 5,000,000 Shares to Benchmark.

•	Seventh Installment – On or before October 31, 2009, Benchmark will pay IET $1,000,000. Upon receipt of the seventh installment, IET will issue 10,000,000 Shares to Benchmark.

Pursuant to the Acquisition Agreement, Benchmark has the option to purchase additional shares of IET’s common stock which shall, at the time of issuance, make Benchmark the holder of 51% of IET’s total outstanding equity securities (“Control Share Option”).  Such Control Share Option shall be exercisable at any time through October 31, 2009, and the per share price shall be the weighted average per share price of IET’s common stock over the 22 trading days prior to the date IET receives written notice from Benchmark that it intends to exercise its option, based upon the closing prices and trades posted on the Over the Counter Bulletin Board, plus a 15% per share control premium.  As of the date of this Schedule 13D, and although it cannot provide any assurances, Benchmark anticipates that it will exercise this Control Share Option.

In connection with the Acquisition Agreement, Benchmark executed a Registration Rights Agreement, dated as of June 21, 2007, between IET and Benchmark (the “Registration Rights Agreement”).  Pursuant to the terms of the Registration Rights Agreement, Benchmark may demand that IET file a registration statement to register for resale to the public the Shares issued to it as of the date of the request, and IET will use its best efforts to cause such Shares to be registered.  IET will not be obligated to effect more than three registration statements.

Pursuant to the terms of the Acquisition Agreement, IET’s board of directors was required to take action to cause Mr. Kinsey, and David N. Harry, representatives of Benchmark, to be elected as members of IET’s board of directors.  In order to take such action, IET’s bylaws had to be amended to increase the size of the board of directors from 3 to 5 directors.

The Reporting Persons review their investment in IET on a continual basis in light of numerous factors, including, without limitation, the actions of IET with respect to the potential acquisitions or business combinations, market activity in IET’s securities, an evaluation of IET and its prospects, general market and economic conditions, conditions specifically affecting Benchmark and other factors which the Reporting Persons may deem relevant to their investment.  From time to time, the Reporting Persons may hold discussions with third parties or with management of IET in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of IET as a means of enhancing shareholder value.  From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in IET including, without limitation:

•	to hold the Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the
Issuer’s securities);
•
to acquire beneficial ownership of additional securities of the Issuer in the open market, through publicly announced acquisition programs or tender offers, in privately negotiated transactions or otherwise;

•
to dispose of, or cause to be disposed, any or all of the Shares held by it at any time in any manner available to it including, but not limited to, sales in registered offerings, in privately negotiated transactions under Rule 144 of the Securities Act of 1933, or other transactions;

•	to enter into agreements with potential business combination partners to facilitate a transaction with IET;
•	to enter into a potential business combination transaction with IET, which may result in the acquisition by the Reporting Persons of all or substantially all the assets or business of IET; or

•
to cause the common stock of IET to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association

At the date of this Statement, except as set forth in this Statement, the Reporting Persons have no specific plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer:

(a)
As of the filing date of the Schedule 13D, as a result of the Acquisition Agreement, Benchmark may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote 15,000,000 shares of common stock, which represents approximately 22.0% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j).  This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Benchmark as of June 6, 2008 by 68,070,467 shares (the number of outstanding shares of Common Stock of IET as of May 16, 2008, based upon the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on May 28, 2008).

Mr. Kinsey beneficially owns 81.4% of Benchmark and therefore also beneficially owns 22.0% of IET.

(b)	The Reporting Persons have shared power to vote and shared power to dispose of all of the shares beneficially owned by Benchmark.

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of June 6, 2008 between Benchmark Performance Group, Inc. and E. Wayne Kinsey, III.

Exhibit 2	Stock Acquisition Agreement dated June 20, 2007 between Integrated Environmental Technologies, Ltd. and Benchmark Performance Group, Inc.

Exhibit 3	Registration Rights Agreement dated June 21, 2007 between Integrated Environmental Technologies, Ltd. and Benchmark Performance Group, Inc.

SIGNATURE

After reasonable inquiry and not to the best of the undersigned’s knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2008

Benchmark Performance Group, Inc.

By:	/s/ E. Wayne Kinsey, III
E. Wayne Kinsey, III

/s/ E. Wayne Kinsey, III
E. Wayne Kinsey, III

Schedule A

Executive Officers and Directors of Benchmark Performance Group, Inc.

The following table sets forth the name and business address of each director of Benchmark Performance Group, Inc. Each individual listed below is a citizen of the United States.

Name	Address
E. Wayne Kinsey, III	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056
David N. Harry	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056
Danny Wilson	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056
John Panichella	1313 N. Market St. Wilmington, Delaware 19894
Allen Spizzo	1313 N. Market St. Wilmington, Delaware 19894

The following table sets forth the name, business address and position of each executive officer of Benchmark Performance Group, Inc. Each individual listed below is a citizen of the United States.

Name	Title	Address
E. Wayne Kinsey, III	President and Chief Executive Officer	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056
Iain Dingwall	Chief Operating Officer	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056
David N. Harry	Executive Vice President and Chief Technical Officer	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056
Mark Kinsey	Executive Vice President	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056
Harlan B. Naylor, III	Executive Vice President and General Counsel	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056
Michael Miller	Senior Vice President	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056
Mary Kay Harvey	Secretary	2801 Post Oak Blvd., Suite 400 Houston, Texas 77056